Exhibit 1

Ellomay Capital Reports Financial Position as at June 30, 2012 and Results for the Six Months then ended.

Tel-Aviv, Israel, September 2, 2012 – Ellomay Capital Ltd. (NYSE MKT: ELLO) (“Ellomay” or the “Company”), today reported its unaudited financial results for the six month period ended June 30, 2012.

Financial Highlights

•
Revenues were approximately $4.4 million for the six months ended June 30, 2012, compared to $1.6 million for the six months ended June 30, 2011. Cost of sales were approximately $1 million for the six months ended June 30, 2012, compared to $0.4 million for the six months ended June 30, 2011. Depreciation expenses were approximately $1.3 million for the six months ended June 30, 2012, compared to $0.5 million for the six months ended June 30, 2011. These increases resulted from operations of the Company's Italian photovoltaic plants that were connected to the national grid during the six months ended June 30, 2011.

•
General and administrative expenses were approximately $1.4 million for the six months ended June 30, 2012, compared to approximately $1.8 million for the six months ended June 30, 2011. The decrease in general and administrative expenses was primarily due to cost efficiency and decreased due diligence related expenses resulting from the Company's enhanced knowledge and expertise in the Italian photovoltaic market and from a lower number of due diligence processes that did not mature into transactions.

•
EBIDTA was approximately $2 million earning for the six months ended June 30, 2012, compared to approximately $0.6 million loss for the six months ended June 30, 2011. This increase resulted from operations of the Company's Italian photovoltaic plants that were connected to the national grid during the six months ended June 30, 2011.

•
Financial expenses, net were approximately $1.2 million for the six months ended June 30, 2012, compared to approximately $0.3 million for the six months ended June 30, 2011. This increase in financial expenses was primarily attributable to the fair value measurement of swap contracts.

•
Share of losses of equity accounted investees was approximately $0.1 million for the six months ended June 30, 2012, compared to approximately $4.6 million for the six months ended June 30, 2011. The decrease was due to the loss recorded by Dorad Energy Ltd. (“Dorad”), 18.75% held by U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, is 40% indirectly held by the Company, as a result of the changes in fair value of derivative financial instruments, specifically forward transactions, used to hedge its foreign currency risk exposure to the U.S. dollar.

•
Taxes on income were approximately $0.2 million for the six months ended June 30, 2012, compared to approximately $1.1 million tax benefit for the six months ended June 30, 2011. The tax benefit for the six months ended June 30, 2011 was primarily attributable to tax assessments that have reached their statute of limitation, thereby decreasing the amount of unrecognized tax benefit. Taxes on income for the six months ended June 30, 2012 resulted from increased operations of the Company's Italian photovoltaic plants.

•
Other comprehensive loss from foreign currency translation differences from foreign operations were approximately $1.4 million for the six months ended June 30, 2012, compared to approximately $2.5 million income for the six months ended June 30, 2011. The loss for the six months ended June 30, 2012 was primarily due to the Company's operations in the Italian photovoltaic field and resulted from the devaluation of the Euro against the US dollar.

•	Total comprehensive loss was approximately $2 million in the six months ended June 30, 2012, compared to total comprehensive loss of approximately $2.4 million in the six months ended June 30, 2011.

•	As of August 15, 2012, the Company held approximately $27.5 million in cash and cash equivalents, approximately $17 million in restricted cash and approximately $10 million in Short term deposits.

•
In July 2012, the Company, through its Spanish subsidiary (85% indirectly owned by the Company) closed the transaction to purchase the Rinconada II photovoltaic plant located in the Municipality of Córdoba, Andalusia, Spain, with a total nominal output of approximately 1.89 MWp and a peak power output of approximately 2.275 MWp.

•
Until June 30, 2012, we extended an additional aggregate amount of $3.7 million to Dori Energy in connection with Dorad's funding requirements from Dori Energy pursuant to the agreement between Dorad and its shareholders.

•
As of June 30, 2012, the Company repurchased an aggregate amount of 76,955 of its ordinary shares, for an aggregate consideration of $470,000 (excluding broker commissions). Due to Israeli regulatory considerations with respect to the funds available for share repurchases, the Company will not repurchase additional shares by December 31, 2012, the expiration date of the buyback program previously announced by the Company.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, interest, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company's historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company's commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company's EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE MKT stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama.

Ellomay Capital’s assets include ten photovoltaic plants in Italy with an aggregated capacity of approximately 10.8 MW, 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.275 MWp 7.5% indirect holdings in Dorad, Israel’s largest private power plant, which is currently under construction and is expected to produce approximately 800MW, representing about 8% of Israel’s current electricity consumption, and 20% of the participating interests in the Yitzchak oil and gas exploration and drilling license in the Mediterranean sea.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com

Condensed Consolidated Statements of Financial Position as at

	June 30	December 31
	2012 (Unaudited)	2011 (Audited)
	US$ in thousands
Assets

Current assets:

Cash and cash equivalents	27,442	28,917
Short-term deposits	10,000	10,000
Restricted cash	14,729	16,412
Trade receivables	147	88
Other receivables and prepaid expenses	5,736	6,875
	58,054	62,292
Non-current assets

Advance payments on account of investment	7,268	-
Investments in equity accounted investees	17,367	13,047
Property, plant and equipment	46,065	48,638
Restricted cash	2,250	2,250
Other assets	74	165
	73,024	64,100

Total assets	131,078	126,392

Liabilities and Equity

Current liabilities

Loans and borrowings	12,494	12,129
Trade payable	1,805	2,790
Accrued expenses and other payables	15,255	14,593
Liabilities attributed to discontinued operations	200	200
	29,754	29,712
Non-current liabilities:

Finance lease obligations	6,755	6,114
Long-term bank loans	10,801	5,115
Other long-term liabilities	2,229	1,344
Excess of losses over investment in equity accounted investee	-	46
	19,785	12,619

Total liabilities	49,539	42,331

Equity
Share capital	26,180	26,180
Share premium	76,404	76,403
Treasury stock	(522)	(49)
Reserves	(4,873)	(3,504)
Accumulated deficit	(15,650)	(14,969)
Total equity	81,539	84,061

Total liabilities and equity	131,078	126,392

Condensed Consolidated Interim Statement of Comprehensive loss

	For the six months ended June 30
	2012	2011
	(Unaudited)	(Unaudited)
	US$ thousands	US$ thousands

Revenues	4,382	1,601
Cost of sales	1,045	393
Depreciation expenses	1,292	493
Gross profit	2,045	715

General and administrative expenses	1,377	1,805
Capital gain	(160)	-
Operating profit (loss)	828	(1,090)
Financing income	780	345
Financial expenses in connection with SWAP contracts	(1,404)	(487)
Financing expenses	(569)	(137)
Financing expenses, net	(1,193)	(279)
Share of losses of equity accounted investees	(145)	(4,641)

Loss before taxes on income from continuing operations	(510)	(6,010)
Tax benefit (taxes on income)	(171)	1,114

Loss from continuing operations	(681)	(4,896)

Loss for the period	(681)	(4,896)
Other comprehensive income (loss):
Foreign currency translation differences from foreign operations	(1,369)	2,528
Total other comprehensive profit (loss)	(1,369)	2,528

Total comprehensive loss for the period	(2,050)	(2,368)

Loss per share
Basic loss per share	(0.06)	(0.45)
Diluted loss per share	(0.06)	(0.45)

Condensed Consolidated Interim Statement of Changes in Equity

	Attributable to owners of the Company
					Adjustments
					arising from
					translating
					financial
					statements of
	Share	Share	Accumulated	Treasury	foreign
	capital	premium	deficit	stock	operations	Total
	US$ in thousands
For the six months ended
June 30, 2012 (unaudited)
Balance as at January 1, 2012	26,180	76,403	(14,969)	(49)	(3,504)	84,061
Loss for the period	-	-	(681)	-	-	(681)
Other comprehensive loss	-	-	-	-	(1,369)	(1,369)
Total comprehensive loss	-	-	(681)	-	(1,369)	(2,050)

Treasury stock	-	-	-	(473)	-	(473)
Share-based payments	-	1	-	-	-	1

Balance as at June 30, 2012	26,180	76,404	(15,650)	(522)	(4,873)	81,539

	Attributable to owners of the Company
				Adjustments
				arising from
				translating
				financial
				statements of
	Share	Share	Accumulated	foreign
	capital	premium	deficit	operations	Total
	US$ in thousands
For the six months ended
June 30, 2011 (unaudited)
Balance as at January 1, 2011	26,103	76,266	(13,997)	194	88,566

Loss for the period	-	-	(4,896)	-	(4,896)
Other comprehensive income	-	-	-	2,528	2,528
Total comprehensive loss	-	-	(4,896)	2,528	(2,368)

Exercise of warrants	77	104	-	-	181
Share-based payments	-	17	-	-	17

Balance as at June 30, 2011	26,180	76,387	(18,893)	2,722	86,396

Condensed Consolidated Interim Statement of Cash Flows

	Six months ended June 30
	2012	2011
	(Unaudited)	(Unaudited)
	US$ thousands	US$ thousands
Cash flows from operating activities
Loss for the period	(681)	(4,896)
Adjustments for:
Financing expenses, net	1,193	279
Capital gain	(160)	-
Depreciation	1,292	493
Share-based payment	1	17
Interest on loans from related parties	(122)	-
Share of losses of equity accounted investees	145	4,641
Increase in trade receivables	(63)	-
Decrease (increase) in other receivables and prepaid expenses	1,885	(2,907)
Decrease (increase) in other assets	(34)	355
Increase in derivatives	1,120	364
Increase (decrease) in accrued severance pay, net	(3)	20
Tax benefit (taxes on income)	171	(1,114)
Increase (decrease) in trade payables	(147)	309
Decrease in accrued expenses and other payables	(1,157)	(1,668)
Interest received	86	348
Interest paid	(412)	(140)
Net cash provided (used) in operating activities from continuing operations	3,114	(3,899)
Net cash provided by operating activities from discontinued operations	-	154

Net cash provided by (used in) operating activities	3,114	(3,745)

Cash flows from investing activities:
Purchase of property and equipment	(1,049)	(15,432)
Advance on account of investment	(7,268)	-
Investment in equity accounted investees	(4,329)	(10,663)
Settlement of forward contract	-	465
Proceeds (Investment) in restricted cash	1,620	(7,761)
Investment in long-terms deposits	-	(750)
Net cash used in investing activities	(11,026)	(34,141)

Cash flows from financing activities
Proceeds from sale and finance lease back	1,086	2,285
Purchase of treasury stock	(473)	-
Loans received	6,288	5,072
Proceeds from warrants exercised	-	181

Net cash provided by financing activities	6,901	7,538

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	Six months ended June 30
	2012	2011
	(Audited)	(Unaudited)
	US$ thousands	US$ thousands
Effect of exchange rate changes on cash and cash equivalents	(464)	434

Decrease in cash and cash equivalents	(1,475)	(29,914)
Cash and cash equivalents at the beginning of the period	28,917	76,583

Cash and cash equivalents at the end of the period	27,442	46,669